FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	McKelvey	Andrew	J.		TMP Worldwide Inc. ("TMPW")				X Director	X 10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Year		X Officer (give title below)	Other (specify below)
	c/o TMP Worldwide Inc. 622 Third Avenue						August 2002		Chairman of the Board and CEO

(Street)						5.	If Amendment, Date of Original (Month/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than
	New York	NY	10017						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at End of Month	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/ Day/ Year)									(Instr. 3 and 4)
					Code	V		Amount	(A) or (D)	Price

	Common Stock, $.001 par value per share		8/7/02		S(1)			1,390,000	D		$8.8985

	Common Stock, $.001 par value per share		8/7/02		S(1)			450,000	D		$8.3128

	Common Stock, $.001 par value per share		8/8/02		S(1)			1,091,000	D		$8.9208

	Common Stock, $.001 par value per share		8/8/02		S(1)			1,100,000	D		$8.9264

	Common Stock, $.001 par value per share		8/9/02		S(1)			165,000	D		$8.9121

	Common Stock, $.001 par value per share		8/12/02		S(1)			227,000	D		$8.9947

	Common Stock, $.001 par value per share		8/12/02		S(1)			200,000	D		$9.0072

	Common Stock, $.001 par value per share		8/13/02		S(1)			33,000	D		$8.9317

	Common Stock, $.001 par value per share		8/13/02		S(1)		355,000	D			$9.0388

	Common Stock, $.001 par value per share		8/14/02		S(1)		46,000	D			$8.5608

	Common Stock, $.001 par value per share		8/14/02		S(1)		25,850	D			$8.6391

Common Stock, $.001 par value per share	8/16/02	S(1)	383,828	D	$9.1703

Common Stock, $.001 par value per share	8/19/02	S(1)	900,000	D	$9.8129

Common Stock, $.001 par value per share	8/20/02	S(1)	80,000	D	$10.0363

Common Stock, $.001 par value per share	8/21/02	S(1)	1,172	D	$10.43	13,529,812	(D)(I)	By spouse (2) By daughter (2)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(Over)
SEC 1472 (02-02)

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
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FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

							Code	V		(A)	(D)		Date Exercisable	Expiration Date

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.	Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

Explanation of Responses:

(1)
Reflects sales made by pledgees of the reporting person to reduce indebtedness of the reporting person.

(2)
Includes 4,762,000 shares of Class B Common Stock which are convertible, on a share for share basis into Common Stock. Each share of Class B Common Stock has ten votes per share. Also includes 4,115 shares of Common Stock owned by Mr. McKelvey's wife, 200 shares of Common Stock owned by Mr. McKelvey's daughter and 1,301 shares of Common Stock held by Mr. McKelvey's 401(k) plan. Mr. McKelvey disclaims beneficial ownership of the shares owned by his wife.

/s/ Andrew J. McKelvey	8/21/02
**Signature of Reporting Person	Date
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form displays a currently valid OMB control number.

SEC 1472 (02-02)